UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM
6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2026
Commission File No.:
001-37911
Anheuser-Busch InBev SA/NV
(Translation of registrant’s name into English)
Brouwerijplein 1
3000 Leuven, Belgium
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form

20-F

or Form

40-F:
Form
20-F ☒     Form
40-F   ☐
THIS REPORT ON FORM
6-K
SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM
F-3
(FILE NO.
333-277873)
AND EACH OF THE REGISTRATION STATEMENTS ON FORM
S-8
(FILE NO.
333-268582),
FORM
S-8
(FILE NO.
333-250930),
FORM
S-8
(FILE NO.
333-237367),
FORM
S-8
(FILE NO.
333-231556),
FORM
S-8
(FILE NO.
333-227335),
FORM
S-8
(FILE NO.
333-172069),
FORM
S-8
(FILE NO.
333-171231),
FORM
S-8
(FILE NO.
333-169272),
FORM
S-8
(FILE NO.
333-165566),
FORM
S-8
(FILE NO.
333-165065),
FORM
S-8
(FILE NO.
333-178664),
FORM
S-8
(FILE NO.
333-188517),
FORM
S-8
(FILE NO.
333-192806),
FORM
S-8
(FILE NO.
333-201386),
FORM
S-8
(FILE NO.
333-208634)
AND FORM
S-8
(FILE NO.
333-221808)
OF ANHEUSER-BUSCH INBEV SA/NV AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Table of Contents
EXHIBIT INDEX

Exhibit Number	Description

99.1	Unaudited Interim Report for the six-month period ended 30 June 2026

101	Inline Interactive Data File – The instance document does not appear separately because its XBRL tags are embedded within the inline XBRL document.

Table of Contents
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: July 30, 2026	By:	/s/ Jan Vandermeersch Name: Jan Vandermeersch Title: Global Legal Director Corporate

3